Exhibit (a)(5)(I)

A registration statement relating to the securities proposed to be issued pursuant to the Offer to Exchange (as defined below) is being filed with the Securities and Exchange Commission and has not yet become effective. Such securities may not be sold nor may offers to buy such securities be accepted prior to the time the registration statement becomes effective. This announcement is neither an offer to purchase nor a solicitation of an offer to sell Primo common stock nor is it an offer to buy or a solicitation of an offer to sell Cott common shares, and information herein is subject in its entirety to the terms and provisions of the Offer to Exchange. The Offer to Exchange is made solely thereby and any amendment or supplement thereto, and is being made to all holders of Primo common stock. The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Primo shares in any jurisdiction in which the making of the offer or the acceptance thereof would not be in compliance with the securities, “blue sky” or other laws of such jurisdiction.

Notice of Offer by

Fore Acquisition Corporation,

an indirect wholly-owned subsidiary of

Cott Corporation,

to exchange each outstanding share of common stock of

Primo Water Corporation

for

$5.04 in Cash and

0.6549 Cott Corporation Common Shares

or

$14.00 in Cash

or

1.0229 Cott Corporation Common Shares

( subject in each case to the election procedures and, in the case of a cash election or a stock election,

to the proration procedures described in this document and related letter of election and transmittal)

Cott Corporation (“Cott”), through its indirect wholly-owned subsidiary Fore Acquisition Corporation (the “Purchaser”), is offering, upon the terms and subject to the conditions set forth in the Offer to Exchange (as defined below), to exchange for each outstanding share of common stock of Primo Water Corporation (“Primo”), par value $0.001 per share, that is validly tendered in the offer and not properly withdrawn:

•	$5.04 in cash, without interest and less any applicable taxes required to be deducted or withheld in respect thereof; and

•	0.6549 Cott common shares.

We refer to the above as the “mixed consideration.” In lieu of receiving the mixed consideration, holders of Primo shares may elect to receive, for each Primo share that they hold, (1) $14.00 in cash (we refer to this election as the “cash election”) or (2) 1.0229 Cott common shares (we refer to this election as the “stock election”).

Primo stockholders who tender (and do not properly withdraw) their Primo shares into the offer and do not make a valid election will receive the mixed consideration for their Primo shares. Primo stockholders who make the cash election or the stock election will be subject to proration to ensure that approximately 64.02% of the aggregate consideration in the offer will be paid in Cott common shares and approximately 35.98% of the aggregate consideration in the offer will be paid in cash.

THE OFFER AND THE WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, AT THE END OF THE DAY ON TUESDAY, FEBRUARY 25, 2020, UNLESS THE OFFER IS EXTENDED, WITHDRAWN OR VARIED. SHARES VALIDLY TENDERED PURSUANT TO THE OFFER MAY BE WITHDRAWN AT ANY TIME PRIOR TO THE EXPIRATION OF THE OFFER.

The offer is being made pursuant to an Agreement and Plan of Merger, dated January 13, 2020 (as such agreement may be amended, supplemented or otherwise modified from time to time in accordance therewith, the “merger agreement”), among Cott, Cott Holdings Inc., a wholly-owned subsidiary of Cott (“Holdings”), Fore Merger LLC, a Delaware limited liability company and a wholly-owned subsidiary of Holdings (“Merger Sub 2”), Fore Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of Merger Sub 2 (the “Purchaser”), and Primo.

Cott common shares are listed on the New York Stock Exchange (“NYSE”) under the symbol “COT” and on the Toronto Stock Exchange (“TSX”) under the symbol “BCB.” Primo common stock is listed on the NASDAQ Stock Market LLC under the symbol “PRMW.” Cott intends to change its corporate name to “Primo Water Corporation” in connection with the closing of the transactions and to use the “PRMW” ticker symbol on both the NYSE and TSX thereafter.

Cott and Holdings are filing an exchange offer statement on Schedule TO, Cott is filing a registration statement on Form S-4 (which, together with the related letter of election and transmittal, constitute the “Offer to Exchange”) and Primo is filing a Solicitation/Recommendation Statement on Schedule 14D-9 with the U.S. Securities and Exchange Commission (the “SEC”) on January 28, 2020 with respect to the offer.

The offer is the first step in Cott’s plan to acquire control of, and ultimately all of the outstanding equity in, Primo. Pursuant to the terms and subject to the conditions of the merger agreement, as soon as practicable following the consummation of the offer, Cott intends to consummate a merger of the Purchaser with and into Primo, with Primo surviving the merger (the “first merger”). The purpose of the first merger is for Cott to acquire all shares of Primo common stock that it did not acquire in the offer. In the first merger, each outstanding Primo share that was not acquired by Cott or the Purchaser (other than certain dissenting, converted and cancelled shares) will be converted into the mixed consideration or, at the election of the holder of such shares, the cash consideration or stock consideration, subject to proration to ensure that approximately 64.02% of the aggregate consideration in the first merger will be paid in Cott common shares and approximately 35.98% of the aggregate consideration in the first merger (as reduced by the Primo shares held by stockholders who have properly exercised and perfected appraisal rights under the DGCL) will be paid in cash. As a result of the first merger, the Primo business will be an indirect wholly-owned subsidiary of Cott, and the former stockholders of Primo will no longer have any direct ownership interest in the surviving entity (the “first surviving company”). The first merger will be governed by Section 251(h) of the DGCL, and, accordingly, no stockholder vote will be required to complete the first merger if the Purchaser consummates the offer.

Immediately following the first merger, the first surviving company will merge with and into Merger Sub 2 (which we refer to as the “second merger” and together with the first merger, the “mergers”), with Merger Sub 2 surviving the second merger. The entity surviving the second merger (the “surviving company”) will be a limited liability company. Cott and Primo intend and anticipate that the acquisition of the Primo common stock pursuant to the offer and the mergers together constitute a single integrated transaction that will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”) and that the relevant requirements under Section 367(a) of the Code will be met. However, the completion of the offer and the mergers is not conditioned upon the receipt of an opinion of counsel to that effect. In addition, no ruling from the IRS regarding these matters will be obtained, and no assurance can be given that the IRS will not challenge the anticipated U.S. tax treatment or that a court would not sustain such a challenge. Immediately before the second merger, Cott will be the sole indirect owner of Primo, and none of the former Primo stockholders will have any direct economic interest in, or approval or other rights with respect to, the second merger.

Pursuant to the merger agreement, the obligation of Purchaser to consummate the offer is subject to customary closing conditions, including (i) shares of Primo stock representing at least a majority of the then-outstanding shares of Primo stock having been validly tendered and not properly withdrawn (the “minimum condition”), (ii) the expiration or termination of the waiting period applicable to the offer under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, (iii) the SEC having declared effective under the Securities Act of 1933, as amended, the registration statement on Form S-4 relating to the offer and no stop order suspending the effectiveness of such Form S-4 having been issued by the SEC or proceedings for that purpose having been initiated by the SEC, (iv) the absence of any injunction or other order issued by a court of competent jurisdiction prohibiting the consummation of the offer or the mergers or any pending action, law or order which prohibits or makes illegal the offer or the mergers and (v) other customary conditions set forth in the merger agreement. The consummation of the offer is not subject to any financing condition.

The Primo board of directors unanimously determined that the terms of the merger agreement and the transactions contemplated thereby, including the offer and the first merger, are fair to, and in the best interests of, Primo and its stockholders. The Primo board of directors has also resolved to recommend that the stockholders of Primo accept the offer and tender their shares of Primo common stock to the Purchaser pursuant to the offer.

Tendered Primo shares may be withdrawn at any time prior to the expiration date. Additionally, if Purchaser has not agreed to accept the shares for exchange prior to 12:00 midnight, New York City time, at the end of the day on Tuesday, February 25, 2020, Primo stockholders may thereafter withdraw their shares from tender at any time after such date until Purchaser accepts the shares for exchange. Once Purchaser accepts shares for exchange pursuant to the offer, all tenders not previously withdrawn become irrevocable.

The Purchaser is not providing for guaranteed delivery procedures, and therefore Primo stockholders must allow sufficient time for the necessary tender procedures to be completed, in accordance with the procedures set forth in the Offer to Exchange, during normal business hours of the Depository Trust Company (“DTC”) prior to the expiration date. In all cases, the Purchaser will exchange shares tendered and accepted for exchange pursuant to the offer only after timely receipt by the exchange agent of certificates for shares (or timely confirmation of a book-entry transfer of such shares into the exchange agent’s account at DTC as described elsewhere in the Offer to Exchange), a properly completed and duly executed letter of election and transmittal and any other required documents.

Primo stockholders should consider the potential effects of proration and should obtain current market quotations for Primo common stock and Cott common shares before deciding whether to tender pursuant to the offer and before electing the form of consideration they wish to receive.

If you do not tender your shares into the offer, but the first merger is completed, you will also receive the transaction consideration in exchange for your shares of Primo common stock (other than for certain dissenting, converted and cancelled shares).

Appraisal rights are not available in connection with the offer, and Primo stockholders who tender their shares in the offer will not have appraisal rights in connection with the first merger. However, if the Purchaser accepts shares in the offer and the first merger is completed, holders of shares of Primo common stock who did not tender their shares in the offer and satisfy the other requirements prescribed by Section 262 of the DGCL will be entitled to exercise appraisal rights in connection with the first merger. The “fair value” of Primo common stock may be greater than, less than or the same as the transaction consideration. A detailed discussion of appraisal rights may be found in the Solicitation/Recommendation Statement on Schedule 14D-9.

If the number of Primo shares tendered in the offer is insufficient to cause the minimum condition to be satisfied upon expiration of the offer (taking into account any extensions thereof), then (i) neither the offer nor the mergers will be consummated and (ii) Primo’s stockholders will not receive the transaction consideration pursuant to the offer or mergers.

Concurrently with the execution of the merger agreement on January 13, 2020, Cott and the Purchaser entered into separate tender and support agreements with each of Primo’s directors and executive officers, who beneficially own, in the aggregate, approximately 10.4% of Primo common stock as of January 10, 2020, to commit to tender their shares of Primo common stock in the offer and to make the stock election therefor, subject to certain limited exceptions.

The Schedule TO, Offer to Exchange and the Solicitation/Recommendation Statement on Schedule 14D-9 contain important information that holders of Primo securities should consider before making any decision regarding exchanging their securities. Primo stockholders are urged to read these documents carefully. The Solicitation/Recommendation Statement on Schedule 14D-9, the Offer to Exchange and certain other exchange offer documents will be made available to all of Primo’s stockholders at no expense to them. The Offer to Exchange and the Solicitation/Recommendation Statement will be made available for free on the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by Cott will be available free of charge under the heading of the Investor Relations section of Cott’s website at www.cott.com/investor-relations/. Copies of the documents filed with the SEC by Primo will be available free of charge under the SEC filings heading of the Investors section of Primo’s website at http://ir.primowater.com/.

Questions or requests for assistance or additional copies of this document may be directed to the information agent at the telephone numbers and address set forth below. Stockholders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the offer and the mergers.

The Information Agent for the Offer is:

[MacKenzie Partners, Inc. logo]

1407 Broadway

New York, New York 10018

(212) 929-5500

or

CALL TOLL FREE (800) 322-2885

Email: tenderoffer@mackenziepartners.com

January 28, 2020